Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2023 and 2022

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
		2023	2022
	Notes	Unaudited	Unaudited
Revenue	4	382,058	258,149
Cost of services	5	(246,092)	(177,942)
Gross profit		135,966	80,207
Selling, general and administrative expenses	6	(38,406)	(31,117)
Impairment loss of non-financial assets		(47)	-
Other operating income	7	5,212	3,565
Other operating expenses		(744)	(840)
Operating income		101,981	51,815
Share of loss in associates		(2)	(244)
Income before financial results and income tax		101,979	51,571
Financial income	8	12,243	10,323
Financial loss	8	(49,787)	(56,491)
Inflation adjustment	8	(3,102)	13,988
Income before income tax		61,333	19,391
Income tax	9	(37,249)	(5,600)
Income for the period		24,084	13,791
Attributable to:
Owners of the parent		31,685	25,942
Non-controlling interests		(7,601)	(12,151)
		24,084	13,791
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.20	0.16
Diluted earnings per share		0.20	0.16

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2023	2022
	Unaudited	Unaudited
Income for the period	24,084	13,791

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	(53)	191
Items that may be reclassified to profit or loss:
Share of other comprehensive income from associates	19	24
Currency translation adjustment	17,271	(10,328)
Other comprehensive income / (loss) for the period, net of income tax	17,237	(10,113)
Total comprehensive income for the period	41,321	3,678
Attributable to:
Owners of the parent	47,101	20,533
Non-controlling interests	(5,780)	(16,855)
	41,321	3,678

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2023 Unaudited	At December 31, 2022 Audited
ASSETS
Non-current assets
Intangible assets, net	10	3,023,498	2,960,002
Property, plant and equipment, net		75,919	74,742
Right-of-use asset		8,544	9,192
Investments in associates		1,930	1,911
Other financial assets at fair value through profit or loss		3,222	3,160
Other financial assets at amortized cost		3,802	3,764
Derivative financial instruments		68	67
Deferred tax assets		56,352	54,882
Inventories		272	254
Other receivables		77,011	78,765
Trade receivables		1,418	1,581
		3,252,036	3,188,320
Current assets
Inventories		11,524	15,765
Other financial assets at fair value through profit or loss		12,023	12,792
Other financial assets at amortized cost		42,164	53,905
Other receivables		58,971	57,800
Current tax assets		8,118	10,852
Trade receivables		115,387	111,089
Cash and cash equivalents	11	401,090	385,265
		649,277	647,468
Total assets		3,901,313	3,835,788

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,568)	(4,600)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(235,706)	(251,145)
Legal reserves		1,081	1,081
Other reserves		(1,313,966)	(1,314,025)
Retained earnings		232,940	201,193
Total attributable to owners of the parent		763,372	716,095
Non-controlling interests		140,494	146,274
Total equity		903,866	862,369

LIABILITIES
Non-current liabilities
Borrowings	12	1,275,371	1,287,421
Deferred tax liabilities		268,979	232,458
Other liabilities	13	815,035	768,383
Lease liabilities		5,706	5,531
Trade payables		3,277	3,307
		2,368,368	2,297,100
Current liabilities
Borrowings	12	177,275	178,016
Other liabilities	13	337,635	357,078
Lease liabilities		2,628	3,278
Derivative financial instruments liabilities		-	51
Current tax liabilities		9,451	13,794
Trade payables		102,090	124,102
		629,079	676,319
Total liabilities		2,997,447	2,973,419
Total equity and liabilities		3,901,313	3,835,788

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income / (loss) for the period	-	-	-	-	-	-	-	-	31,685	31,685	(7,601)	24,084
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	15,439	(23)	-	15,416	1,821	17,237
Share-based payments reserve (Note 14.a and 14.c)	-	-	32	-	-	-	-	82	62	176	-	176
Balance at March 31, 2023	163,223	183,430	(4,568)	378,910	1,358,028	1,081	(235,706)	(1,313,966)	232,940	763,372	140,494	903,866

Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income / (loss) for the period	-	-	-	-	-	-	-	-	25,942	25,942	(12,151)	13,791
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	(5,471)	62	-	(5,409)	(4,704)	(10,113)
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	75	-	75	-	75
Redemption of preferred shares (Note 14.d)	-	-	-	-	-	-	-	-	-	-	(171,392)	(171,392)
Balance at March 31, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(327,118)	(1,321,074)	58,631	490,339	115,630	605,969

(1) Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2023 Unaudited	2022 Unaudited
Cash flows from operating activities
Income for the period from continuing operations		24,084	13,791
Adjustments for:
Amortization and depreciation		43,793	42,475
Deferred income tax	9	31,376	1,858
Current income tax	9	5,873	3,742
Share of loss in associates		2	244
Impairment loss of non-financial assets		47	-
Loss on disposals of property, plant and equipment		12	201
Unpaid concession fees		26,361	19,983
Low value, short term and variable lease payments		(1,162)	(363)
Changes in liability for concessions	8	31,944	38,157
Share base compensation expenses		177	75
Collection of government grants		-	5,564
Interest expenses	8	28,708	51,278
Other financial results, net		(7,723)	(7,407)
Net foreign exchange	8	(13,327)	(36,252)
Other accruals		1,205	804
Inflation adjustment		344	(11,526)
Acquisition of intangible assets		(36,923)	(14,185)
Income tax paid		(8,903)	(4,161)
Changes in working capital	17	(65,610)	(60,964)
Net cash provided by operating activities		60,278	43,314
Net cash used in discontinued operating activities		-	-

Cash flows from investing activities
Cash contribution in associates		-	(244)
Acquisition of other financial assets		(12,221)	(109,405)
Disposals of other financial assets		25,376	20,237
Acquisition of property, plant and equipment		(2,585)	(1,349)
Acquisition of intangible assets		(161)	(328)
Proceeds from property, plant and equipment		5	123
Other		152	220
Net cash provided by/(used in) investing activities		10,566	(90,746)
Net cash used in discontinued investing activities	19	-	(2,600)

Cash flows from financing activities
Loans obtained	12	43,926	253,059
Guarantee deposits		(848)	(668)
Principal elements of lease payments		(1,000)	(1,030)
Loans repaid	12	(72,166)	(68,228)
Interest paid	12	(20,933)	(22,354)
Debt renegotiation expenses capitalization	12	-	(726)
Net cash (used in)/provided by financing activities		(51,021)	160,053
Net cash used in discontinued financing activities		-	-

Increase in cash and cash equivalents from continuing operations		19,823	112,621
Decrease in cash and cash equivalents from discontinued operations		-	(2,600)

Movements in cash and cash equivalents
At the beginning of the period		385,265	375,783
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(3,998)	(7,260)
Increase in cash and cash equivalents from continuing operations		19,823	112,621
Decrease in cash and cash equivalents from discontinued operations		-	(2,600)
At the end of the period	11	401,090	478,544

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Discontinued operations
20	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2022.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on May 23, 2023.

1.2 Significant events of the period

1.2.1 Conflict between Russia and Ukraine

Russia´s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel to/from airports operated by the Company, in particular those located in Europe.

In addition, following Russia’s invasion of Ukraine, sanctions have been implemented against Russia, including, among others, travel bans and asset freezes impacting businesses, financial organizations and individuals of Russian origin some of which have been tightened as the war intensified. Wider sanctions and other actions could be imposed if the conflict further escalates.

During 2022 and the first three months of 2023, there has been an increase in traffic in Armenia above internal projections and the traffic in Italy has not been affected by the conflict. Moreover, there has been an increase in the costs of raw materials and expenses for utilities, being caused mainly by the conflict. Considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent by which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2022. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2022.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2023 was 1,372.50 (1,134.59 as of December 31, 2022) and the conversion factor derived from the indexes for the three-month period ended March 31, 2023, was 1.21 (1.15 for the three-month period ended March 31, 2022).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income/(loss) for the period line.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year-end.

New and amended standards adopted by the Group

The Group has adopted the following accounting standards and interpretations that became applicable for annual period commencing on or after January 1, 2023:

- Non-current liabilities with covenants - Amendment to IAS 1

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12

- Amendment to IFRS 16 – Leases on sale and leaseback

The Group did not have to make retrospective adjustments as a result of adopting these standards.

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2022 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended March 31, 2023 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	112,060	-	10,436	-	18,143	-	16,814	17,957	10,164	-	-	185,574
Non-aeronautical revenue (*)
Commercial revenue	82,735	59	14,227	-	13,688	4,930	32,909	6,499	7,022	(2,696)	919	160,292
Construction service revenue	28,748	-	-	-	3,112	-	609	-	1,050	-	-	33,519
Other revenue	-	-	-	-	3	-	-	-	2,670	(1,625)	1,625	2,673
Cost of services	(140,264)	(16)	(17,801)	-	(17,620)	(3,712)	(33,581)	(14,229)	(18,496)	2,525	(2,898)	(246,092)
Gross profit / (loss)	83,279	43	6,862	-	17,326	1,218	16,751	10,227	2,410	(1,796)	(354)	135,966
Selling, general and administrative expenses	(19,188)	(35)	(1,859)	(7)	(4,257)	(465)	(4,364)	(4,189)	(3,444)	1,796	(2,394)	(38,406)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(47)	-	-	(47)
Other operating income	4,796	-	115	-	13	-	71	12	205	-	-	5,212
Other operating expenses	(496)	-	(17)	-	(57)	-	(171)	(3)	-	-	-	(744)
Operating income / (loss)	68,391	8	5,101	(7)	13,025	753	12,287	6,047	(876)	-	(2,748)	101,981
Share of loss in associates	(2)	-	-	-	-	-	-	-	-	-	-	(2)
Amortization and depreciation	21,356	-	2,887	-	1,992	329	4,847	1,617	2,623	-	2,968	38,619
Adjusted Ebitda	89,745	8	7,988	(7)	15,017	1,082	17,134	7,664	1,747	-	220	140,598
Construction services revenue	(28,748)	-	-	-	(3,112)	-	(609)	-	(1,050)	-	-	(33,519)
Construction services cost	28,721	-	-	-	3,112	-	592	-	638	-	-	33,063
Adjusted Ebitda excluding Construction Services	89,718	8	7,988	(7)	15,017	1,082	17,117	7,664	1,335	-	220	140,142
Construction services revenue	28,748	-	-	-	3,112	-	609	-	1,050	-	-	33,519
Construction services cost	(28,721)	-	-	-	(3,112)	-	(592)	-	(638)	-	-	(33,063)
Adjusted Ebitda	89,745	8	7,988	(7)	15,017	1,082	17,134	7,664	1,747	-	220	140,598
Financial income												12,243
Financial loss												(49,787)
Inflation adjustment												(3,102)
Amortization and depreciation												(38,619)
Income before income tax expense												61,333
Income tax												(37,249)
Income for the period												24,084

March 31, 2023 (Unaudited)
Current assets	231,405	69	107,185	37	42,427	6,599	70,311	36,592	68,848	(120,221)	206,025	649,277
Non-current assets	1,645,551	31	684,775	-	162,565	8,635	167,716	54,461	259,494	(768)	269,576	3,252,036
Capital Expenditure	28,850	-	300	-	6,674	724	1,708	252	1,315	-	-	39,823
Current liabilities	205,396	25	219,872	-	20,718	4,078	53,932	24,857	125,374	(120,221)	95,048	629,079
Non-current liabilities	823,144	-	977,935	-	55,314	2,688	17,520	12,012	95,389	(768)	385,134	2,368,368

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended March 31, 2022 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	64,284	-	8,124	-	11,036	-	10,358	15,691	9,865	-	-	119,358
Non-aeronautical revenue (*)
Commercial revenue	71,675	44	12,630	-	9,967	4,789	16,459	5,645	5,090	(2,485)	770	124,584
Construction service revenue	11,268	-	-	-	603	-	337	-	1,485	-	-	13,693
Other revenue	-	-	-	-	2	-	-	-	512	(373)	373	514
Cost of services	(97,311)	(15)	(15,965)	-	(9,973)	(3,324)	(17,853)	(12,772)	(19,971)	2,203	(2,961)	(177,942)
Gross profit / (loss)	49,916	29	4,789	-	11,635	1,465	9,301	8,564	(3,019)	(655)	(1,818)	80,207
Selling, general and administrative expenses	(12,514)	(30)	(3,935)	(21)	(2,714)	(415)	(2,960)	(3,618)	(3,224)	655	(2,341)	(31,117)
Other operating income	3,354	-	46	-	31	-	21	7	100	-	6	3,565
Other operating expenses	(348)	-	(309)	-	(35)	(2)	(142)	(4)	-	-	-	(840)
Operating income / (loss)	40,408	(1)	591	(21)	8,917	1,048	6,220	4,949	(6,143)	-	(4,153)	51,815
Share of loss in associates	-	-	-	-	-	-	-	-	-	-	(244)	(244)
Amortization and depreciation	21,397	-	2,796	-	1,716	307	3,873	1,609	2,921	-	3,042	37,661
Adjusted Ebitda	61,805	(1)	3,387	(21)	10,633	1,355	10,093	6,558	(3,222)	-	(1,355)	89,232
Construction services revenue	(11,268)	-	-	-	(603)	-	(337)	-	(1,485)	-	-	(13,693)
Construction services cost	11,231	-	-	-	603	-	327	-	1,113	-	-	13,274
Adjusted Ebitda excluding Construction services	61,768	(1)	3,387	(21)	10,633	1,355	10,083	6,558	(3,594)	-	(1,355)	88,813
Construction services revenue	11,268	-	-	-	603	-	337	-	1,485	-	-	13,693
Construction services cost	(11,231)	-	-	-	(603)	-	(327)	-	(1,113)	-	-	(13,274)
Adjusted Ebitda	61,805	(1)	3,387	(21)	10,633	1,355	10,093	6,558	(3,222)	-	(1,355)	89,232
Financial income												10,323
Financial loss												(56,491)
Inflation adjustment												13,988
Amortization and depreciation												(37,661)
Income before income tax expense												19,391
Income tax												(5,600)
Income for the period												13,791

December 31, 2022 (Audited)
Current assets	213,964	74	100,810	43	33,998	4,887	64,762	53,752	89,098	(60,562)	146,642	647,468
Non-current assets	1,600,511	30	675,108	-	158,248	8,240	169,030	56,025	255,354	(768)	266,541	3,188,320
Capital Expenditure	124,214	-	1,953	-	19,958	1,375	5,788	1,842	9,742	-	2	164,874
Current liabilities	226,136	35	211,308	-	19,258	3,131	22,110	47,447	137,057	(60,562)	70,399	676,319
Non-current liabilities	797,628	-	927,932	-	56,797	1,986	16,949	13,536	99,928	(768)	383,112	2,297,100

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Aeronautical revenue	185,574	119,358
Non-aeronautical revenue
Commercial revenue	160,292	124,584
Construction service revenue	33,519	13,693
Other revenue	2,673	514
	382,058	258,149
Timing of revenue recognition
Over time	294,064	192,055
At a point in time	25,107	12,101
Revenues accounted for under IFRS 16	62,887	53,993
Revenue	382,058	258,149

5	Cost of services

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Salaries and social security contributions	(53,132)	(41,278)
Concession fees (1)	(45,883)	(34,630)
Amortization and depreciation (2)	(37,004)	(35,808)
Construction services cost	(33,063)	(13,274)
Maintenance expenses	(29,468)	(23,764)
Cost of fuel	(24,075)	(10,558)
Services and fees	(14,122)	(13,413)
Office expenses	(3,266)	(1,589)
Taxes	(1,215)	(916)
Provision for maintenance costs	(849)	(874)
Others	(4,015)	(1,838)
	(246,092)	(177,942)

(1) Includes depreciation for fixed concession assets fee of USD 5,018 as of March 31, 2023 (USD 4,637 as of March 31, 2022).

(2) Includes depreciation of leases of USD 943 as of March 31, 2023 (USD 838 as of March 31, 2022).

6	Selling, general and administrative expenses

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Taxes (1)	(12,514)	(8,826)
Services and fees	(9,285)	(8,207)
Salaries and social security contributions	(8,916)	(6,693)
Amortization and depreciation (2)	(1,615)	(1,853)
Office expenses	(1,458)	(436)
Insurance	(661)	(577)
Maintenance expenses	(524)	(362)
Advertising	(491)	(175)
Bad debts	(1,523)	(4,624)
Bad debts recovery	783	2,452
Other	(2,202)	(1,816)
	(38,406)	(31,117)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 175 as of March 31, 2023 (USD 247 as of March 31, 2022).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7	Other operating income

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Government grants (*)	4,753	3,347
Other	459	218
	5,212	3,565

(*) Corresponds to government grants for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

8	Financial results, net

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Interest income	10,699	9,381
Foreign exchange income	253	118
Other financial income	1,291	824
Financial income	12,243	10,323

Interest expense	(28,708)	(51,278)
Foreign exchange loss	13,074	36,134
Changes in liability for concessions (1)	(31,944)	(38,157)
Other financial loss	(2,209)	(3,190)
Financial loss	(49,787)	(56,491)

Inflation adjustment	(3,102)	13,988
Inflation adjustment	(3,102)	13,988
Net financial results	(40,646)	(32,180)

(1) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment.

9	Income tax

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Current income tax	(5,873)	(3,742)
Deferred income tax	(31,376)	(1,858)
	(37,249)	(5,600)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	37,077	-	161	37,238
Impairment	(47)	-	-	(47)
Disposals	(22)	-	-	(22)
Translation differences and inflation adjustment	101,449	177	462	102,088
	4,887,690	9,180	23,281	4,920,151
Depreciation
Accumulated at January 1, 2023	1,800,871	-	20,021	1,820,892
Depreciation of the period	40,198	-	161	40,359
Disposals	(5)	-	-	(5)
Translation differences and inflation adjustment	35,005	-	402	35,407
	1,876,069	-	20,584	1,896,653
At March 31, 2023	3,011,621	9,180	2,697	3,023,498

Cost
Balances at January 1, 2022	4,243,258	9,543	22,812	4,275,613
Acquisitions	14,185	-	328	14,513
Disposals	(238)	-	-	(238)
Transfers	(55)	-	55	-
Transfer of concession assets to the grantor (*)	(7,956)	-	-	(7,956)
Transfer to property, plant and equipment	(2)	-	-	(2)
Translation differences and inflation adjustment	268,954	(183)	71	268,842
	4,518,146	9,360	23,266	4,550,772
Depreciation
Accumulated at January 1, 2022	1,512,731	-	19,911	1,532,642
Depreciation of the period	38,844	-	248	39,092
Disposals	(38)	-	-	(38)
Transfer of concession assets to the grantor (*)	(1,504)	-	-	(1,504)
Translation differences and inflation adjustment	75,373	-	(192)	75,181
	1,625,406	-	19,967	1,645,373
At March 31, 2022	2,892,740	9,360	3,299	2,905,399

(*) As stated in Note 12 of the Consolidated Financial Statements for the year ended December 31, 2022, on March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A were transferred to the Airspace Control Department, representing a net value of R$ 33.7 million (equivalent to approximately USD 7.1 million). As of March 31, 2023, the compensation estimated to be received regarding the concession assets transferred is equivalent to approximately USD 6.6 million (equivalent to approximately USD 6.5 million as of December 31, 2022) and is included in Other Receivables within Non-Current assets of the Condensed Consolidated Interim Statement of Financial Position.

Due to the increase of traffic witnessed during 2022 and 2023 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net (Cont.)

Therefore, the Group performed the impairment test of the Brazilian segment (including concession assets with a carrying value of USD 705.0 million as of March 31, 2023) based on cash flow projections covering the remaining concessions periods (value in use), considering certain assumptions that required management judgment combined with historical information such as passenger growth rates, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of March 31, 2023 and 2022, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

11	Cash and cash equivalents

	At March 31, 2023 (Unaudited)	At December 31, 2022 (Audited)
Cash to be deposited	776	568
Cash at banks	243,522	255,743
Time deposits	16,519	12,474
Other cash equivalents (1)	140,273	116,480
	401,090	385,265

(1)	As of March 31, 2023, mainly includes bank deposit certificates with immediate liquidity for approximately USD 72.4 million (USD 64.6 million as of December 31, 2022).

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of March 31, 2023, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 4,893 (USD 4,843 as of December 31, 2022).

12	Borrowings

	At March 31, 2023 (Unaudited)	At December 31, 2022 (Audited)
Non-current
Bank and financial borrowings (**)	343,966	353,740
Notes (*)	931,405	933,681
	1,275,371	1,287,421
Current
Bank and financial borrowings (**)	114,434	125,164
Notes (*)	56,353	52,852
Bank overdrafts	6,488	-
	177,275	178,016
Total Borrowings	1,452,646	1,465,437

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	1,465,437	1,439,603
Loans obtained	43,926	253,059
Loans repaid	(72,166)	(68,228)
Interest paid	(20,933)	(22,354)
Accrued interest for the period	26,011	30,194
Debt renegotiation expenses capitalization	-	(726)
Translation differences and inflation adjustment	10,371	25,200
Balances at the end of the period	1,452,646	1,656,748

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2023 (1)	271,598	284,506	596,289	861,152	2,013,545
At December 31, 2022 (1)	278,427	252,961	622,876	895,887	2,050,151

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(*) Notes include the following as of March 31, 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	239.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	12.7
Corporación América Italia S.p.A. (“CAI”)	Secured notes	Jan-2020	Euros	71.8	Dec-2024	Fixed 4.556%	67.0
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	85.1
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	208.2
	Class 3 Notes	Sept-2021	USD (2)	30.5	Sept-2023	Fixed 4.000%	30.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	60.8
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	60.4
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.2
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	35.9
	Class 7 Notes	July-2022	USD (2)	20.0	July-2025	Fixed 0.000%	19.9
	Class 9 Notes	Aug-2022	USD (2)	30.0	Aug-2026	Fixed 0.000%	29.9
Total							987.8

(1)       A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2)       These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31. 2022:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	234.6
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	12.5
CAI	Secured notes	Jan-2020	Euros	71.8	Dec-2024	Fixed 4.556%	64.9
AA2000	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	91.1
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	208.1
	Class 3 Notes	Sept-2021	USD (2)	30.5	Sept-2023	Fixed 4.000%	30.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	60.6
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	60.2
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	35.9
	Class 7 Notes	July-2022	USD (2)	20.0	July-2025	Fixed 0.000%	19.9
	Class 9 Notes	Aug-2022	USD (2)	30.0	Aug-2026	Fixed 0.000%	29.9
Total							986.5

(1)       A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2)       These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in Puerta del Sur S.A. (“PDS”) and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of March 31, 2023 and December 31, 2022, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and PDS.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes, amounting as of March 31, 2023, USD 12.9 million (USD 12.9 million as of December 31, 2022) and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of March 31, 2023.

-	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. In December 2022, it has been granted a waiver of any default as a result of the testing of the financial ratios in respect of the calculation dates falling on December 31, 2022 and June 30, 2023.

-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

On May 20, 2020, AA2000 issued USD 306 million aggregate principal amount of Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. The main covenants and guarantees remain unchanged. Additionally, it has been established in the offering memorandum that the compliance of the financial ratios do not begin to apply until June 2023.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of March 31, 2023, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.6	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.9
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	5.1
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.5
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	211.7	A
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	5.5	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.9	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	4.9	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	3.2	D
Terminal de Cargas Uruguay S.A. (“TCU”)	Santander Uruguay	USD	Apr-2023	Fixed	4.40%	0.1	D
	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.8	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.7	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
Toscana Aeroporti S.p.A. (“TA”)	Banco de Innovación de Infraestructuras y Desarrollo	Euro	Sept-2027	Variable	Euribor 6 month plus spread	14.2	D
	BPM	Euro	Dec-2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	June-2023	Variable	Euribor 3 month plus spread	10.3	D
	BNL	Euro	May-2023	Fixed	3.76%	5.5	D
	ISP-SACE	Euro	Sept-2026	Variable	Euribor 3 month plus spread	76.1	D
	BPM	Euro	June-2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	June-2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	Aug-2023	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	Euro	Sept-2023	Fixed	3.60%	12.0	D
	Banca Intesa San Paolo	Euro	June-2023	Fixed	6.10%	12.0	D
Armenia International Airports C.J.S.C. (“AIA”)	Ameriabank C.J.S.C.	Euro	Dec-2025	Fixed	6.00%	21.9	B
Aeropuertos del Neuquén S.A. (“ANSA”)	Banco Macro	ARS	Nov-2024	Variable	BADLAR plus spread	1.0	A
Aeropuertos Argentina 2000 S.A.(“AA2000”)	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.9	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	15.7	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	Nov-2023	Fixed	6.00%	3.5	B
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	7.0	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	7.0
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	7.46%	10.0	C
Total						458.4

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of December 31, 2022, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
ICASGA	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.4	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	5.5
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	1.7
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	208.3	A
	Votorantim	R$	Mar-2023	Variable	CDI plus spread	0.8	C
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	5.9	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	2.1	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	5.4	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	3.6	D
TCU	Santander Uruguay	USD	Apr-2023	Fixed	4.40%	0.2	D
	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	1.0	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.8	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
TA	Banco de Innovación de Infraestructuras y Desarrollo	Euro	Sept-2027	Variable	Euribor 6 month plus spread	15.5	D
	BPM	Euro	Dec-2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	Mar-2023	Variable	Euribor 3 month plus spread	10.1	D
	BNL	Euro	May-2023	Fixed	3.76%	5.4	D
	ISP-SACE	Euro	Sept-2026	Variable	Euribor 3 month plus spread	85.1	D
	BPM	Euro	June-2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	June-2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	Jan-2023	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	Euro	Mar-2023	Fixed	1.86%	11.8	D
	Banca Intesa San Paolo	Euro	Mar-2023	Fixed	1.60%	11.9	D
AIA	Ameriabank C.J.S.C.	Euro	Dec-2025	Fixed	6.00%	21.1	B
ANSA	Banco Macro	ARS	Nov-2024	Variable	BADLAR plus spread	1.2	A
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.8	D
	Onshore renegotiation	ARS	Nov-2024	Variable	BADCOR plus spread	8.0	A
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	17.8	A
	Citibank N.A. (4)	USD	Feb-2023	Variable	SOFR plus spread	2.4	A
	Offshore renegotiation	ARS	Nov-2024	Variable	BADCOR plus spread	1.6	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	Nov-2023	Fixed	6.00%	3.5	B
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	6.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	6.9
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	7.03%	10.0	C
Total						478.9

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA - corresponds to the Brazilian Consumer Price index

(2)	A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reales

(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)
(4)	Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	The Credit Facility Agreement between ICASGA and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of ICASGA, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of ICASGA. It also establishes a required pre-authorization by BNDES on payments of ICASGA dividends if exceeding 25% of net profits.

The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

Also ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, which has been achieved in April, 2022, being in compliance as of March 31, 2023.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement.

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of fixed concession fee which was due and payable in December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure had granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

-	In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to € 40 million of which € 20 million were disbursed in December 2022, while the remaining € 20 million can be drawn by AIA until April 30, 2023. This agreement provides restrictions regarding payments, taking on additional indebtedness, disposal of assets and transactions with affiliates, and the maintenance of certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, starting from June 30, 2023.

As of March 31, 2023, AIA pledged to the security agent cash held in bank accounts for USD 48,573 (USD 38,511 as of December 31, 2022). Additionally, the loan is secured by the pledge of shares of AIA and of certain collection rights.

-	TA, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio Capital is required to comply with certain financial ratios. In December 2022, TA has been granted a waiver of any default related to the breach of financial ratios covenants as of December 31, 2022. The next testing date is December 31, 2023.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	ANSA loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

On January 25, 2022, ANSA agreed to reschedule the loan extending its term to November 2024, subject to a partial principal repayment in January 2022. The remaining debt will be repaid in quarterly installments starting in May 2022. Additionally, the outstanding debt was switched from USD to ARS and the interest rate from Libor plus a spread to BADLAR plus a spread.

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

During 2020 and 2021, AA2000 entered into framework amendments (“Framework Agreement”) and extension agreements with the financial institutions with respect to the above loans, including the extension of the final maturity. Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

Additional loans in ARS have been obtained to pay the installment during 2020 and 2021 of the renegotiated 2019 Credit Facilities agreement. All these loans were in ARS accruing quarterly interests at a variable rate.

On November 18, 2021, AA2000 agreed with the Lenders the granting of a bimonetary loan in order to prepay the loans from the Framework Agreement. The loans are secured by the Argentine Collateral Trust Agreement. Disbursements were made in November and December 2021, both in USD (Onshore renegotiation – ICBC) and in ARS (Offshore renegotiation) for USD 10 million and ARS 3,944 million (equivalent to USD 22.3 million) respectively. During 2022 disbursements under the bimonetary loan were granted and used to offset the installments of the Framework Agreement for ARS 3,682.0 million (equivalent to USD 20.8 million) and for USD 7.8 million. Additionally, prepayments of the bimonetary loans in ARS were made during 2022 for ARS 6,085.0 million (equivalent to USD 34.3 million).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

In March 2023, AA2000 obtained a bank overdraft from Citibank N.A. and prepaid the bimonetary loan in ARS, for ARS 1,350.5 million (equivalent to USD 6.5 million). The bank overdraft is to be repaid in three installments of ARS 192.9 million (equivalent to USD 0.9 million) each in May, August and November 2023 and a final installment of ARS 771.7 million (equivalent to USD 3.7 million) to be made in March 2024.

On November 1, 2021, AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for USD 5 million. The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve and eighteen months, and the remaining 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

As of March 31, 2023, the Company and its subsidiaries are in compliance with the financial covenants under outstanding financings.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities

	At March 31, 2023 (Unaudited)	At December 31, 2022 (Audited)
Non-current
Concession fee payable (1)	746,020	700,395
Advances from customers	14,124	13,910
Provisions for legal claims (4)	9,863	9,712
Provision for maintenance costs (2)	19,876	19,079
Other taxes payable	442	508
Employee benefit obligation (3)	4,542	4,376
Salary payable	300	286
Other liabilities with related parties (Note 16)	1,412	1,382
Other payables	18,456	18,735
	815,035	768,383

Current
Concession fee payable (1)	212,538	228,614
Other taxes payable	15,073	17,288
Salary payable	48,491	46,061
Other liabilities with related parties (Note 16)	2,287	1,121
Advances from customers	5,311	5,098
Provision for maintenance costs (2)	4,394	3,835
Expenses provisions	1,326	2,413
Provision for legal claims (4)	3,112	3,424
Other payables	45,103	49,224
	337,635	357,078

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2023	337,635	92,614	273,788	1,427,974	2,132,011
At December 31, 2022	357,078	88,255	263,318	1,549,369	2,258,020

(1) The most significant amounts included in the concession fee payable relate to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable are as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	929,009	825,034
Financial result (*)	33,429	41,325
Other	(72)	(97)
Concession fees	40,865	29,993
Payments	(64,704)	(45,846)
Translation differences and inflation adjustment	20,031	127,244
Balances at the end of the period	958,558	977,653

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	22,914	21,671
Accrual of the period	1,043	964
Use of the provision	(148)	(754)
Translation differences and inflation adjustment	461	(432)
Balances at the end of the period	24,270	21,449

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	4,376	7,990
Actuarial gain/loss (in other comprehensive income)	69	(250)
Service cost	131	134
Amounts paid in the period	(84)	(151)
Translation differences and inflation adjustment	50	(116)
Balances at the end of the period	4,542	7,607

(4)	Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	13,136	11,846
Accrual of the period	675	474
Use of the provision	(738)	(430)
Translation differences and inflation adjustment	(98)	253
Balances at the end of the period	12,975	12,143

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity

a) Management share compensation plan and treasury shares

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees.

In December 2021, additional 250,000 shares (equivalent to USD 1,440) were assigned to employees. In December 2022 and 2021, 62,500 and 125,000 of those shares (equivalent to USD 360 and USD 720 respectively) assigned during 2021 and fully vested, were delivered to the eligible executives and key employee, while of the remaining 62,500 shares, 12,500 have been forfeited during 2022 and 50,000 are expected to be delivered during 2023.

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022, 26,930 shares were delivered (equivalent to USD 150) while the remaining amount will vest in installments in May 2023 and May 2024.

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January 2023, 16,904 shares were delivered (equivalent to USD 94) while the remaining amount will vest in installments in May 2023 and May 2024.

As of March 31, 2023, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

Treasury shares	For the three-month period ended March 31,
	2023 (Unaudited)		2022 (Unaudited)
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,396,015	4,600	2,485,445	4,772
Transfer of treasury shares to executives and key employees	(16,904)	(32)	-	-
Balances at the end of the period	2,379,111	4,568	2,485,445	4,772

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2023	(273,378)	520	(41,169)	(122)	63,402	(250,747)
Other comprehensive income / (loss) for the period	15,420	(30)	19	7	-	15,416
For the period ended March 31, 2023	(257,958)	490	(41,150)	(115)	63,402	(235,331)

Balances at January 1, 2022	(343,837)	120	(41,212)	(69)	63,402	(321,596)
Other comprehensive (loss) / income for the period	(5,495)	80	24	(18)	-	(5,409)
For the period ended March 31, 2022	(349,332)	200	(41,188)	(87)	63,402	(327,005)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Balances at the beginning of the period	(1,314,025)	(1,321,211)
Share-based compensation reserve	176	75
Execution of share-based compensation reserve	(94)	-
Remeasurement of defined benefit obligations net for income tax	(23)	62
Balances at the end of the period	(1,313,966)	(1,321,074)

d) Redemption of preferred shares

On March 10, 2022, an extraordinary general meeting of AA2000 approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of AA2000’s bylaws. The total redemption value amounted ARS 17,225,719,240 (equivalent to approximately USD 155.2 million), which adjusted by inflation as of March 31, 2022 amounted to ARS 19,026,247,837 (equivalent to approximately USD 171.4 million). This amount was fully settled in cash in 2022.

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements, are adequate based upon currently available information.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial

Statements for the year ended December 31, 2022.

b. Commitments

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company will hold a 51% stake, has been declared by the Federal Government of Nigeria to be the preferred bidder for the Abuja and Kano airports and cargo terminals concessions. The Consortium, the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria are currently revising and negotiating the final terms and conditions of the concession agreements.

PDS – Concession agreement

On February 8, 2023, the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges”, was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

TAGSA – Concession guarantees

In January 2023, the amount of the performance bond required from TAGSA regarding the payments to the Trust for the development of the new Guayaquil Airport was increased from USD 4.0 million to USD 5.6 million.

TA – Concession guarantees

Suretyships provided to third parties on behalf of TA increased from € 10.6 million as of December 31, 2022 to € 12.0 million as of March 31, 2023 (equivalent to USD 11.5 million and USD 13.1 million respectively).

TA – Other commitments

As of March 31, 2023, Toscana Aeroporti Construzioni S.r.l. guarantees related to construction works were modified, amounting € 0.8 million (approximately USD 0.9 million).

c. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2023 and December 31, 2022, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2023 (Unaudited)	At December 31, 2022 (Audited)
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,568	4,600
Legal reserve	1,081	1,081
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,460	1,353,428
Retained earnings	1,780	(34,372)
Total equity in accordance with Luxembourg law	2,086,452	2,050,300

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At March 31, 2023 (Unaudited)	At December 31, 2022 (Audited)
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	3,999	4,174
Trade receivables with other related parties	1,728	2,310
Other receivables with associates	322	445
Other receivables with other related parties	10,095	9,695
Other financial assets with associates	2,992	2,954
Trade payables to associates	(2,964)	(2,714)
Trade payables to other related parties	(2,922)	(3,039)
	13,250	13,825
(b) Other liabilities
Other liabilities to other related parties	(3,699)	(2,503)
	(3,699)	(2,503)
(c) Other balances
Cash and cash equivalents in other related parties	12,995	4,652
	12,995	4,652

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Transactions
Aeronautical/Commercial revenue	2,951	1,940
Fees	(2,296)	(1,796)
Interest accruals	66	134
Acquisition of goods and services	(7,109)	(4,636)
Others	(999)	(1,083)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 1,555 as of March 31, 2023 (USD 2,201 as of December 31, 2022). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 1,576 as of March 31, 2023 (USD 1,762 as of March 31, 2022).

Remunerations received by the Group’s key staff amounted to approximately 1.44% of total remunerations accrued at March 31, 2023 (2.56% as of March 31, 2022).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17	Cash flow disclosures

	For the three-month period ended March 31,
Changes in working capital	2023 (Unaudited)	2022 (Unaudited)
Other receivables and credits	(3,437)	(10,137)
Inventories	3,727	(656)
Other liabilities	(65,900)	(50,171)
	(65,610)	(60,964)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2023 (Unaudited)	2022 (Unaudited)
Intangible acquisition	(154)	-
Right-of-use asset initial recognition with an increase in Lease liabilities	(330)	-
Redemption of preferred shares	-	171,392

18	Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2022, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2023:

	Fair value	Carrying amount
Trust funds	57,191	53,122
Long-term borrowings	1,227,423	1,275,371

19	Discontinued operations

In December 2021, the Group sold the participation in Aeropuertos Andinos del Perú S.A. (“AAP”). The information regarding the operation and the impact on the Consolidated Financial Statements is detailed in Note 30 of the audited Consolidated Financial Statements for the year ended December 31, 2022.

For the sale of the shares in the associate, CAAP committed to make a one-time payment to the buyer for assumed liabilities and future CAPEX commitments of AAP amounting to USD 17.2 million, which were fully paid as of December 31, 2022 (USD 2.6 million were paid as of March 31, 2022).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20	Subsequent events

AA2000 – New Departures Terminal at Ezeiza Airport

On April 14, 2023, AA2000 inaugurated the new departures terminal at Ezeiza Airport, Argentina, with capacity to serve up to 30 million passengers per year, becoming the most modern airport terminal in Latin America.

AIA – Indebtedness

In April 2023, Ameriabank C.J.S.C. disbursed to AIA the remaining € 20 million (equivalent to USD 21.8 million) provided in the loan agreement signed in December 2022 (see Note 12), bearing an annual interest rate of 6% and repayable by December 2025 in equal semi-annual installments starting in December 2023.

AA2000 – Indebtedness

In May 2023, AA2000 obtained a loan from ICBC of USD 1.2 million, with an annual interest rate of 12.9%, repayable in a single installment in September 2023.

ICASGA - Re-bidding of Natal Airport Concession

As stated in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2022, on November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding. The auction successfully took place on May 19, 2023. At this moment, there is no accounting impact of this operation on ICASGA nor CAAP financial figures.

There are no other subsequent events that could significantly affect the Group´s financial position as of March 31, 2023.